NEWS RELEASE 07-04	January 16, 2007

FRONTEER’S AURORA WRAPS UP 2006 JACQUES LAKE DRILL PROGRAM
WITH 0.16% U3O8 OVER 17.13 METRES

Fronteer Development Group Inc. ("Fronteer")(TSX:FRG)(AMEX:FRG) reports that Aurora Energy Resources Inc. ("Aurora") (TSX:AXU), in which Fronteer holds a 47.24% interest, has announced today that the final seven holes of the 2006 Jacques Lake drill program have further expanded the Jacques Lake deposit (“Jacques Lake”). New results indicate that Jacques Lake continues to return excellent grades over encouraging widths and remains open for further expansion. Over the past year, Jacques Lake has been established as a key asset for Aurora and an important complement to the nearby Michelin deposit.

Drill hole JL-06-50, returned a zone of mineralization as follows:

  0.16% U3O8 over 17.13 metres

Drill hole JL-06-49, returned four parallel zones of mineralization as follows:

  0.18% U3 O8 over 10.00 metres

  0.21% U3 O8 over 4.92 metres

  0.11% U3O8 over 6.00 metres

  0.21% U3 O8 over 1.00 metres

“The 2006 drilling has taken Jacques Lake from a conceptual target to a developing resource,” says Dr. Mark O’Dea, President and CEO of Aurora. “We are very pleased with these results and look forward to further expansion of the deposit in 2007, where Aurora has approximately 22,000 metres of drilling planned.” Highlights from two other drill holes include the following intervals:

  0.12% U3 O8 over 1.15 metres in JL-06-47

  0.22% U3 O8 over 3.00 metres and 0.16% U3 O8 over 2.07 metres in JL-06-48

Three additional holes were tested outside of the emerging resource area and no significant mineralization was discovered.

An initial resource estimate for Jacques Lake is underway and is expected in the coming weeks.

ASSAY RESULTS

Hole ID	From	To	% U3O8	Inter val
JL-06-44	NSV
JL-06-46	NSV
JL-06-47	275.00	276.15	0.12	1.15
JL-06-48	33.78	35.85	0.16	2.07
and	44.00	47.00	0.22	3.00
JL-06-49	295.00	305.00	0.18	10.00
and	349.58	354.50	0.21	4.92
and	265.00	271.00	0.11	6.00
and	277.00	278.00	0.21	1.00
JL-06-50	239.05	256.18	0.16	17.13
JL-06-51	NSV

Reported widths are approximately 85% to 90% of true widths. For a current long section of Jacques Lake please visit http://www.aurora-energy.ca/files/JacquesLake07-03

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a 47.2% interest in Aurora Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:

Camon Mak, Investor Relations

 Jessica Delaney, Media Relations

(PH) 604-632-4677 or Toll Free 1-877-632-4677

Ian Cunningham-Dunlop, P. Eng, Vice President - Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project.

In addition to the Michelin Uranium Deposit, the portfolio of Aurora Energy Resources Inc. also contains four other occurrences known as Gear, Nash, Inda and Rainbow. The historical estimates for these occurrences are documented in the Mineral Occurrence Data System (MODS), a website sponsored by the Geological Survey of Newfoundland and Labrador, and are stated to be based upon reports and references dated between 1967 and 1984 (none of which are available to the Corporation). Accordingly, these estimates are historical in nature and do not meet the definition of Mineral Resources as contained in National Instrument 43-101 of the Canadian Securities Administrators. Furthermore, neither the Corporation nor the Qualified Person have reviewed any of the reports or exploration results underlying such estimates and accordingly, such estimates (and any assumptions underlying such estimates) have not been independently verified. As a result, there can be no assurance that such historic estimates are reliable, or that such estimates are indicative of any mineralization which would meet the criteria of Mineral Resources as defined in accordance with National Instrument 43-101. Consequently, no reliance should not be placed upon these historical estimates. However, the Corporation believes that these historical estimates may be indicative of the potential for mineralization on these properties.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.